UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 31, 2012

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

For Immediate Release:	January 31, 2012

Consolidated Financial Statements for the Third Quarter of Fiscal 2011 (Nine months ended December 31, 2011) <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan):	8411
Stock Exchanges (Japan):	Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL:	http://www.mizuho-fg.co.jp/english/
Representative:	Yasuhiro Sato	President & CEO
For Inquiry:	Hisaaki Hirama	General Manager of Accounting
Phone:	+81-3-5224-2030
Filing of Shihanki Hokokusho (scheduled):		February 14, 2012	Trading Accounts:	Established
Commencement of Dividend Payment (scheduled):		—
Supplementary Materials on Quarterly Results: Attached
IR Conference on Quarterly Results: Not scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Third Quarter of Fiscal 2011 (for the nine months ended December 31, 2011)

(1) Consolidated Results of Operations (Accumulated Period)

	(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%
3Q F2011	1,975,986	(5.3)	366,891	(34.0)	270,963	(35.8)
3Q F2010	2,087,201	(2.1)	556,486	248.3	422,072	234.2

Note:	Comprehensive Income: 3Q F2011: ¥210,335 million, (40.4)%; 3Q F2010: ¥352,973 million, -%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
3Q F2011	11.70	11.18
3Q F2010	22.11	20.32

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
3Q F2011	161,386,458	6,478,303	2.7
Fiscal 2010	160,812,006	6,623,999	2.6

Reference:	Own Capital: As of December 31, 2011: ¥4,512,011 million; As of March 31, 2011: ¥4,329,116 million

Note:	Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Minority Interests) / Total Assets × 100

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
(Record Date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2010	—	0.00	—	6.00	6.00
Fiscal 2011	—	3.00	—
Fiscal 2011 (estimate)				3.00	6.00

Notes:	1.	Revision of the latest announced estimates for cash dividends for shareholders of common stock: No
	2.	Please refer to the following “Cash Dividends for Shareholders of Classified Stock” for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3. Earnings Estimates for Fiscal 2011 (for the fiscal year ending March 31, 2012)

	(%: Changes from the corresponding period of the previous fiscal year)
	Net Income		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2011	460,000	11.3	19.55

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2011: No

	2.	The number of shares of common stock used in the above calculation is based on the following:

•

The average of “the average number of shares during 1Q, 2Q and 3Q” and “the number of outstanding shares as of December 31, 2011 (which is assumed to be the average number of shares during 4Q of fiscal 2011)” is used.

•

It does not take into account any increase during 4Q of fiscal 2011 in the number of outstanding shares of common stock due to requests for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock.

Mizuho Financial Group, Inc.

4. Others

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

 Changes in accounting policies due to revisions of accounting standards, etc.: No

‚ Changes in accounting policies other than  above: No

ƒ Changes in accounting estimates: No

„ Restatements: No

(4) Issued Shares of Common Stock

 Period-end issued shares (including treasury stock):	As of December 31, 2011	24,023,448,087 shares
	As of March 31, 2011	21,782,185,320 shares
‚ Period-end treasury stock:	As of December 31, 2011	37,333,651 shares
	As of March 31, 2011	5,656,647 shares
ƒ Average outstanding shares (accumulated period):	3Q Fiscal 2011	22,769,158,040 shares
	3Q Fiscal 2010	19,085,283,623 shares

(*Presentation of Implementation Status of Quarterly Review Procedure)

The review procedure of quarterly financial statements based on the Financial Instruments and Exchange Law has not been completed at the time of the disclosure of these Consolidated Financial Statements.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy, realize the synergy effects of the transformation into “one bank,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share related to classified stock, the rights of which are different from those of common stock, is as follows:

	Annual Cash Dividends per Share
(Record Date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Eleventh Series Class XI Preferred Stock
Fiscal 2010	—	0.00	—	20.00	20.00
Fiscal 2011	—	10.00	—
Fiscal 2011 (estimate)				10.00	20.00
Thirteenth Series Class XIII Preferred Stock
Fiscal 2010	—	0.00	—	30.00	30.00
Fiscal 2011	—	15.00	—
Fiscal 2011 (estimate)				15.00	30.00

Mizuho Financial Group, Inc.

mContents of Attachment

1.	Qualitative Information related to Financial Statements	p.1-2
	(1) Qualitative Information related to Consolidated Results of Operations	p.1-2
	(2) Qualitative Information related to Consolidated Financial Conditions	p.1-2
	(3) Qualitative Information related to Consolidated Earnings Estimates	p.1-2

2.	Quarterly Consolidated Financial Statements	p.1-3
	(1) Consolidated Balance Sheets	p.1-3
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-5
	(3) Note for Assumption of Going Concern	p.1-7
	(4) Note for Significant Changes in the Amount of Shareholders’ Equity	p.1-7
	(5) Additional Information	p.1-7
øSELECTED FINANCIAL INFORMATION For the Third Quarter of Fiscal 2011

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

1-1

Mizuho Financial Group, Inc.

1. Qualitative Information related to Financial Statements

(Please refer to “Summary Results for the Third Quarter of Fiscal 2011” on page 2-1 for more information.)

(1) Qualitative Information related to Consolidated Results of Operations

Reviewing the economic environment during the third quarter of fiscal 2011, destabilization of the international financial and capital markets with the fiscal problems in Europe and the decline in exports to Europe are gradually impacting the real economy. As a result overall, the recovery in the global economy is weakening.

In the United States, the economic recovery is weak as consumer spending is slowing and the housing market is sluggish. Regarding the future of the U.S. economy, the risk remains of a slackening in the economy with a further decline in housing prices and rising unemployment and others. As for measures to boost the economy, there is uncertainty going forward with the fiscal constraints imposed by the debt ceiling. In Europe, the problem of sovereign risk is increasing against the backdrop of the fiscal problems experienced by certain major countries, impacting the real economy, as well as casting uncertainty over the financial system. The future of the European economy holds little prospect of a drastic speedy fix for the Euro-area’s debt problems, and the situation makes it difficult to say exactly what the effects will be on the global economy. In Asia, the increase in demand in the Chinese market has had an impact, inducing an increase in exports and production activity in neighboring economies. Although the region continues to maintain strong economic growth, its economy is slowing as a whole from the impact of the economic stagnation in Europe.

In Japan, despite the continuing recovery from the impact of the Great Eastern Japan Earthquake, the downturn in the overseas economy, appreciation of the yen, and the impact of the floods in Thailand are slowing the pace of recovery. As for the future direction of the economy, while there are boosting factors such as the growing demand for restoring damaged capital assets, there are also several causes for concern, such as the impact of the Euro-area’s debt problems, the constraints of electricity shortages, fluctuations in foreign exchange and stock prices, and prolonged deflation, posing downside risks to the economy.

Under the foregoing business environment, we recorded Net Income of ¥270.9 billion for the third quarter of the fiscal year ending March 31, 2012.

(2) Qualitative Information related to Consolidated Financial Conditions

Consolidated total assets as of December 31, 2011 amounted to ¥161,386.4 billion, increasing by ¥574.4 billion from the end of the previous fiscal year.

Net Assets amounted to ¥6,478.3 billion, decreasing by ¥145.6 billion from the end of the previous fiscal year. Shareholders’ Equity amounted to ¥4,548.4 billion, Accumulated Other Comprehensive Income amounted to ¥(36.4) billion, and Minority Interests amounted to ¥1,964.1 billion.

In Assets, the balance of Loans and Bills Discounted amounted to ¥65,194.1 billion, increasing by ¥2,416.4 billion from the end of the previous fiscal year and Securities were ¥45,571.9 billion, increasing by ¥789.9 billion from the end of the previous fiscal year. In Liabilities, Deposits amounted to ¥76,738.4 billion, decreasing by ¥2,495.5 billion from the end of the previous fiscal year.

(3) Qualitative Information related to Consolidated Earnings Estimates

Based on the financial results for the third quarter of fiscal 2011, MHFG has not changed its consolidated earnings estimates for fiscal 2011, which were announced on November 14, 2011, and estimates Net Income of ¥460.0 billion for fiscal 2011.

The above estimates constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Please see the “forward-looking statements” legend for a description of the factors that could affect our ability to meet these estimates.

1-2

Mizuho Financial Group, Inc.

2. QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of March 31, 2011	As of December 31, 2011
Assets
Cash and Due from Banks	¥9,950,913	¥7,315,542
Call Loans and Bills Purchased	375,716	267,110
Receivables under Resale Agreements	7,467,309	8,085,665
Guarantee Deposits Paid under Securities Borrowing Transactions	6,541,512	5,722,472
Other Debt Purchased	1,667,808	1,580,429
Trading Assets	13,500,182	14,083,298
Money Held in Trust	122,267	77,658
Securities	44,782,067	45,571,999
Loans and Bills Discounted	62,777,757	65,194,184
Foreign Exchange Assets	977,465	1,076,483
Derivatives other than for Trading Assets	5,102,760	4,827,364
Other Assets	2,754,017	2,759,507
Tangible Fixed Assets	947,986	922,124
Intangible Fixed Assets	442,922	489,535
Deferred Tax Assets	488,769	417,590
Customers’ Liabilities for Acceptances and Guarantees	3,673,339	3,717,733
Reserves for Possible Losses on Loans	(760,762)	(722,228)
Reserve for Possible Losses on Investments	(25)	(15)

Total Assets	¥160,812,006	¥161,386,458

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2011	As of December 31, 2011
Liabilities
Deposits	¥79,233,922	¥76,738,401
Negotiable Certificates of Deposit	9,650,236	12,580,767
Debentures	740,932	12,314
Call Money and Bills Sold	5,095,412	5,959,092
Payables under Repurchase Agreements	11,656,119	12,411,956
Guarantee Deposits Received under Securities Lending Transactions	5,488,585	7,244,965
Commercial Paper	226,167	353,363
Trading Liabilities	7,652,811	8,106,421
Borrowed Money	15,969,385	12,791,065
Foreign Exchange Liabilities	167,670	202,888
Short-term Bonds	585,497	619,497
Bonds and Notes	5,110,947	4,806,101
Due to Trust Accounts	1,045,599	1,034,663
Derivatives other than for Trading Liabilities	4,599,579	4,308,200
Other Liabilities	3,053,136	3,820,008
Reserve for Bonus Payments	39,336	16,112
Reserve for Employee Retirement Benefits	35,615	35,781
Reserve for Director and Corporate Auditor Retirement Benefits	2,239	2,157
Reserve for Possible Losses on Sales of Loans	420	320
Reserve for Contingencies	15,081	15,110
Reserve for Reimbursement of Deposits	15,229	15,118
Reserve for Reimbursement of Debentures	13,344	17,798
Reserves under Special Laws	1,382	1,214
Deferred Tax Liabilities	17,599	13,460
Deferred Tax Liabilities for Revaluation Reserve for Land	98,415	83,639
Acceptances and Guarantees	3,673,339	3,717,733

Total Liabilities	154,188,007	154,908,154

Net Assets
Common Stock and Preferred Stock	2,181,375	2,254,972
Capital Surplus	937,680	1,109,780
Retained Earnings	1,132,351	1,190,870
Treasury Stock	(3,196)	(7,130)

Total Shareholders’ Equity	4,248,209	4,548,493

Net Unrealized Gains (Losses) on Other Securities	(21,648)	(158,971)
Deferred Gains or Losses on Hedges	68,769	84,443
Revaluation Reserve for Land	137,707	145,352
Foreign Currency Translation Adjustments	(103,921)	(107,305)

Total Accumulated Other Comprehensive Income	80,906	(36,481)

Stock Acquisition Rights	2,754	2,162
Minority Interests	2,292,128	1,964,129

Total Net Assets	6,623,999	6,478,303

Total Liabilities and Net Assets	¥160,812,006	¥161,386,458

1-4

Mizuho Financial Group, Inc.

(2) CONSOLIDATED STATEMENTS OF INCOME AND

  CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

【CONSOLIDATED STATEMENTS OF INCOME】

	Millions of yen
	For the nine months ended December 31, 2010	For the nine months ended December 31, 2011
Ordinary Income	¥2,087,201	¥1,975,986
Interest Income	1,086,525	1,033,547
Interest on Loans and Bills Discounted	675,443	655,732
Interest and Dividends on Securities	259,606	241,439
Fiduciary Income	34,307	34,318
Fee and Commission Income	404,189	399,709
Trading Income	226,432	121,296
Other Operating Income	269,578	283,286
Other Ordinary Income	66,167	103,828

Ordinary Expenses	1,530,715	1,609,094
Interest Expenses	264,106	243,917
Interest on Deposits	83,625	75,754
Interest on Debentures	5,488	372
Fee and Commission Expenses	83,772	84,475
Other Operating Expenses	112,066	70,140
General and Administrative Expenses	948,167	956,090
Other Ordinary Expenses	122,601	254,471

Ordinary Profits	556,486	366,891

Extraordinary Gains	40,280	91,790

Extraordinary Losses	9,571	15,658

Income before Income Taxes and Minority Interests	587,195	443,022

Income Taxes:
Current	17,738	32,561
Deferred	74,945	79,528
Total Income Taxes	92,684	112,089

Income before Minority Interests	494,510	330,932

Minority Interests in Net Income	72,438	59,968

Net Income	¥422,072	¥270,963

1-5

Mizuho Financial Group, Inc.

【CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME】

	Millions of yen
	For the nine months ended December 31, 2010	For the nine months ended December 31, 2011
Income before Minority Interests	¥494,510	¥330,932
Other Comprehensive Income	(141,537)	(120,597)
Net Unrealized Gains (Losses) on Other Securities	(136,152)	(143,497)
Deferred Gains or Losses on Hedges	7,681	15,915
Revaluation Reserve for Land	(21)	11,877
Foreign Currency Translation Adjustments	(12,655)	(3,844)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(389)	(1,048)

Comprehensive Income	352,973	210,335

Comprehensive Income Attributable to Owners of the Parent	287,669	157,808
Comprehensive Income Attributable to Minority Interests	65,303	52,527

1-6

Mizuho Financial Group, Inc.

(3) NOTE FOR ASSUMPTION OF GOING CONCERN

There is no applicable information.

(4) NOTE FOR SIGNIFICANT CHANGES IN THE AMOUNT OF SHAREHOLDERS’ EQUITY

There is no applicable information.

(5) ADDITIONAL INFORMATION

Mizuho Financial Group has applied “Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Statement No.24, December 4, 2009) and “Guidance on Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Guidance No.24, December 4, 2009) beginning with the treatment of accounting changes and corrections of prior period errors that are made after the beginning of the first quarter of fiscal 2011.

Based on “Practical Guidelines on Accounting Standards for Financial Instruments” (JICPA Accounting Practice Committee Statement No.14), “Reversal of Reserves for Possible Losses on Loans” and “Recovery on Written-off Claims” have been recorded in “Other Ordinary Income” beginning with the third quarter of fiscal 2011. However, retrospective application was not made for the third quarter of fiscal 2010.

1-7

SELECTED FINANCIAL INFORMATION

For the Third Quarter of Fiscal 2011

(Nine months ended December 31, 2011)

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes :

“CON” : Consolidated figures of Mizuho Financial Group, Inc. (“MHFG”)

“NON” : Non-consolidated figures of Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”).

SUMMARY RESULTS FOR THE THIRD QUARTER OF FISCAL 2011 (Nine months ended December 31, 2011)			Page
2- 1

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2011	See above Notes		Page

1. Income Analysis	CON	NON	3- 1

2. Net Gains/Losses on Stocks	NON		3- 3

3. Unrealized Gains/Losses on Securities	CON	NON	3- 4

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		3- 6

5. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON	NON	3- 7

6. Status of Deposits and Loans	NON		3- 9

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy, realize the synergy effects of the transformation into ‘one bank’ and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Summary Results for the Third Quarter of Fiscal 2011

(Nine months ended December 31, 2011)

I. Summary of Income Analysis

➢	Consolidated Net Business Profits

•	Consolidated Gross Profits for the nine months ended December 31, 2011 decreased by JPY 87.4 billion on a year-on-year basis to JPY 1,473.6 billion.

•

Gross Profits of the 3 Banks decreased by JPY 55.7 billion on a year-on-year basis. This was mainly due to a decrease of JPY 45.0 billion in income from Trading and Others. Income from Customer Groups, including domestic business, decreased by JPY 10.7 billion in total, despite an increase in income from overseas business, particularly from Asia.

G&A Expenses of the 3 Banks increased by JPY 3.3 billion on a year-on-year basis mainly due to an increase in expenses associated with employee retirement benefits, offset in part by our continued overall cost reduction efforts.

•

Aggregated Consolidated Gross Profits (Net Operating Revenues) of our two securities subsidiaries (Mizuho Securities and Mizuho Investors Securities) decreased by JPY 50.6 billion on a year-on-year basis.

•	As a result, Consolidated Net Business Profits amounted to JPY 518.7 billion, a year-on-year decrease of JPY 92.0 billion.

➢	Consolidated Net Income

•

Credit-related Costs of the 3 Banks amounted to a net reversal of JPY 3.3 billion, primarily due to improved obligor classifications through our business revitalization support to corporate customers and other factors. Consolidated Credit-related Costs also amounted to a net reversal of JPY 10.3 billion, an improvement of JPY 10.2 billion on a year-on-year basis.

•	Net Losses related to Stocks of the 3 Banks amounted to JPY 115.5 billion. This was mainly due to recording impairment losses for certain stocks reflecting a decline in stock prices.

•	Meanwhile, the impact of the tax rate amendment following the corporate tax reform amounted to JPY -24.4 billion for the nine months ended December 31, 2011 on a 3 banks basis.

•	As a result, Consolidated Net Income for the nine months ended December 31, 2011 amounted to JPY 270.9 billion.

(Consolidated)

	3Q of FY2011 (Apr. 1 - Dec. 31, 2011)
		Change from 3Q of FY2010
(JPY Bn)
Consolidated Gross Profits *[1]	1,473.6	-87.4
Consolidated Net Business Profits *[2]	518.7	-92.0
Credit-related Costs	10.3	10.2
Net Gains (Losses) related to Stocks	-108.6	-101.1
Ordinary Profits	366.8	-189.5
Net Income	270.9	-151.1

(Reference) 3 Banks

	3Q of FY2011 (Apr. 1 - Dec. 31, 2011)
		Change from 3Q of FY2010
(JPY Bn)
Gross Profits *[1]	1,182.0	-55.7
G&A Expenses *[1] (excluding Non-Recurring Losses)	-652.7	-3.3
Net Business Profits	529.3	-59.1
Credit-related Costs	3.3	-18.4
Net Gains (Losses) related to Stocks	-115.5	-101.3
Ordinary Profits	309.4	-155.6
Net Income *[3]	190.4	-248.2

*1	Certain items in expenses regarding stock transfer agency business and pension management business, which had been recorded as General and Administrative Expenses (excluding Non-Recurring Losses) until the previous period, have been included in Gross Profits beginning with this period, and reclassification of the figures for 3Q of FY2010 has been made accordingly
*2	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments
*3	Includes JPY -27.2 billion impact of turning the three listed subsidiaries into wholly-owned subsidiaries. Excluding this impact, Net Income was JPY 217.6 billion.

2-1

➢	Net Interest Income

•

The average loan balance for the three-month period from October to December 2011 increased by JPY 1.6 trillion from that for the first half of fiscal 2011. Meanwhile, the period end loan balance as of December 31, 2011 increased by JPY 3.6 trillion compared with that as of September 30, 2011.

•	This was primarily due to an increase in overseas loans particularly to Asia, loans to large corporate customers and to the Japanese Government.

•	The domestic loan-and-deposit rate margin for the three-month period from October to December 2011 was 1.30%, a decrease of 0.01% from that for the three-month period from July to September 2011.

➢	Non-interest Income

•	Non-interest Income from Customer Groups of the 3 Banks (on a managerial accounting basis) for the nine months ended December 31, 2011 increased by JPY 3.5 billion on a year-on-year basis.

•

This was mainly due to a year-on-year increase in income associated with investment trusts and individual annuities from individual customers, solution-related income from corporate customers and non-interest income from overseas business.

2-2

II. Financial Soundness

•	NPL Ratio was 1.63%, an improvement of 0.07% from that as of September 30, 2011.

•	The balance of Consolidated Net Deferred Tax Assets decreased by JPY 34.1 billion from that as of September 30, 2011.

•	Unrealized Losses on Other Securities on a consolidated basis amounted to JPY 158.8 billion, mainly due to the impact of a decline in stock prices.

•	We will announce our Consolidated Capital Adequacy Ratio as of December 31, 2011 at a later date.

	December 31, 2011
		Change from Sep. 30, 2011
(JPY Bn, %)
Disclosed Claims under the Financial Reconstruction Law (3 Banks)	1,180.3	14.2
NPL Ratio	1.63%	-0.07%
Net Deferred Tax Assets (DTAs) (Consolidated)	404.1	-34.1
Unrealized Gains (Losses) on Other Securities (Consolidated) *	-158.8	-13.6

*	The base amount to be recorded directly to Net Assets after tax and other necessary adjustments

III. Disciplined Capital Management

•

We continue to pursue “strengthening of stable capital base” and “steady returns to shareholders” as our “disciplined capital management” policy. However, considering the ongoing revision of global capital regulations, uncertainty over the economy and market trends, and other factors, we are placing a higher priority on “strengthening of stable capital base.”

•

We aim to increase, as our medium-term target, our Consolidated Tier 1 Capital Ratio (under Basel II) to 12% or above and our Common Equity Capital Ratio* (under Basel III) as of the end of fiscal 2012, when the new capital regulations are scheduled to be implemented, to the mid-8% level.

•

We will strive to strengthen further our financial base mainly by accumulating retained earnings and improving asset efficiency through our initiatives such as the steady implementation of Mizuho’s Transformation Program that we announced in May 2010, and the realization in advance of the synergy effects of the integrated group-wide business operations including the transformation into ‘one bank’. Accordingly, we believe we will be able sufficiently to meet the new capital regulations including the framework to identify G-SIFIs.

*	The calculation of our Common Equity Capital Ratio includes the outstanding balance of the Eleventh Series Class XI Preferred Stock that will be mandatorily convertible into common stock in July 2016.

Our Common Equity Capital Ratio is the estimated figure that Mizuho Financial Group calculates based on the publicly-available materials that have been issued to date.

(Note) The outstanding balance of the Eleventh Series Class XI Preferred Stock as of December 31, 2011 (excluding treasury stock) amounted to JPY 380.6 billion (59.6% of the initial amount issued of JPY 943.7 billion had already been converted into common stock as of such date).

The above statements constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Please see the “forward-looking statements” legend towards the beginning of this immediate release for a description of the factors that could affect our ability to meet these targets.

2-3

[Reference]

Breakdown of Earnings by Business Segment

[3 Banks]	3Q of FY2011 (Apr. 1 - Dec. 31, 2011)
		Change from 3Q of FY2010
(JPY Bn)
Gross Profits *	888.1	-10.7
G&A Expenses *	-522.1	-0.9
Customer Groups	366.0	-11.5
Gross Profits	293.8	-45.0
G&A Expenses	-130.5	-2.5
Trading & Others	163.2	-47.5
Gross Profits *	1,182.0	-55.7
G&A Expenses *	-652.7	-3.3
Net Business Profits	529.3	-59.1

*	Certain items in expenses regarding stock transfer agency business and pension management business, which had been recorded as General and Administrative Expenses until the previous period, have been included in Gross Profits beginning with this period, and reclassification of the figures for 3Q of FY2010 has been made accordingly

Definition

3 Banks: Aggregate figures for Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking on a non-consolidated basis.

2-4

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2011

1. Income Analysis

CONSOLIDATED

		(Billions of yen)
		Third Quarter of Fiscal 2011 (Accumulated Period)	Change	Third Quarter of Fiscal 2010 (Accumulated Period)	Fiscal 2010
Consolidated Gross Profits	1	1,473.6	(87.4)	1,561.0	2,025.3
Net Interest Income	2	789.6	(32.7)	822.4	1,109.4
Fiduciary Income	3	34.3	0.0	34.3	49.3
Credit Costs for Trust Accounts	4	—	—	—	—
Net Fee and Commission Income *1	5	315.2	(5.1)	320.4	458.8
Net Trading Income	6	121.2	(105.1)	226.4	243.9
Net Other Operating Income	7	213.1	55.6	157.5	163.6
General and Administrative Expenses *1	8	(956.0)	(7.9)	(948.1)	(1,277.8)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	9	(27.7)	18.0	(45.7)	(76.1)
Reversal of Reserves for Possible Losses on Loans, etc. *2	10	38.1	38.1
Net Gains (Losses) related to Stocks *3	11	(108.6)	(101.1)	(7.4)	(70.5)
Equity in Income from Investments in Affiliates	12	4.0	6.6	(2.6)	(6.1)
Other	13	(56.4)	(55.8)	(0.5)	(6.1)

Ordinary Profits	14	366.8	(189.5)	556.4	588.4

Net Extraordinary Gains (Losses)	15	76.1	45.4	30.7	46.9
Gains on Negative Goodwill Incurred	16	91.1	91.1	—	—
Reversal of Reserves for Possible Losses on Loans, etc.*2	17		(45.9)	45.9	59.4
Reversal of Reserve for Possible Losses on Investments *3	18		(0.0)	0.0	—

Income before Income Taxes and Minority Interests	19	443.0	(144.1)	587.1	635.4

Income Taxes	20	(112.0)	(19.4)	(92.6)	(138.4)
Income before Minority Interests	21	330.9	(163.5)	494.5	496.9
Minority Interests in Net Income	22	(59.9)	12.4	(72.4)	(83.7)

Net Income	23	270.9	(151.1)	422.0	413.2

* 1.   Certain items in expenses regarding stock transfer agency business and pension management business, which had been recorded as “General and Administrative Expenses” [8] until the previous period, have been included in “Net Fee and Commission Income” [5] as “Fee and Commission Expenses” beginning with this period, and reclassification of prior period figures has been made accordingly.

* 2.   “Reversal of Reserves for Possible Losses on Loans, etc. ” [17], which had been included in “Net Extraordinary Gains (Losses)” [15] until the previous period, has been presented as “Reversal of Reserves for Possible Losses on Loans, etc. ” [10] beginning with this period. (Please refer to page 1-7 of this release for more information.)

* 3.   “Reversal of Reserve for Possible Losses on Investments” [18], which had been included in “Net Extraordinary Gains (Losses)” [15] until the previous period, has been included in “Net Gains (Losses) related to Stocks”[11] beginning with this period.

Credit-related Costs (including Credit Costs for Trust Accounts)	24	10.3	10.2	0.1	(16.6)

*  Credit-related Costs [24] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) [9] + Reversal of Reserves for Possible Losses on Loans, etc. [10] , [17] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	25	518.7	(92.0)	610.8	741.7

*  Consolidated Net Business Profits [25] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	26	151	(7)	158	152
Number of affiliates under the equity method	27	24	3	21	22

3-1

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

		(Billions of yen)
		Third Quarter of Fiscal 2011 (Accumulated Period)
		MHBK	MHCB	MHTB	Aggregated Figures	Change	Third Quarter of Fiscal 2010 (Accumulated Period)	Fiscal 2010
Gross Profits	1	580.5	511.2	90.1	1,182.0	(55.7)	1,237.8	1,611.1
Net Interest Income	2	406.3	274.5	31.2	712.1	(37.3)	749.5	1,010.0
Fiduciary Income	3			33.9	33.9	(0.0)	33.9	48.7
Credit Costs for Trust Accounts	4			—	—	—	—	—
Net Fee and Commission Income *1	5	100.7	92.3	13.0	206.0	2.9	203.0	288.1
Net Trading Income	6	28.3	11.4	1.4	41.3	(68.2)	109.5	121.2
Net Other Operating Income	7	45.0	133.0	10.5	188.6	46.9	141.7	142.9
General and Administrative Expenses (excluding Non-Recurring Losses) *1	8	(418.2)	(175.8)	(58.6)	(652.7)	(3.3)	(649.3)	(868.7)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) *2	9	162.3	335.4	31.5	529.3	(59.1)	588.4	742.3

Reversal of (Provision for) General Reserve for Possible Losses on Loans	10	—	(4.1)	0.9	(3.1)	(3.1)	—	—

Net Business Profits	11	162.3	331.3	32.4	526.1	(62.2)	588.4	742.3
Net Gains (Losses) related to Bonds	12	32.4	92.7	10.4	135.6	(11.6)	147.2	140.6

Net Non-Recurring Gains (Losses)	13	(79.5)	(123.5)	(13.5)	(216.6)	(93.3)	(123.3)	(235.1)
Net Gains (Losses) related to Stocks *3	14	(16.0)	(95.6)	(3.9)	(115.5)	(101.3)	(14.2)	(76.2)
Expenses related to Portfolio Problems	15	(19.1)	(2.6)	(1.6)	(23.3)	22.9	(46.3)	(69.5)
Reversal of Reserves for Possible Losses on Loans, etc. *4	16	27.4	2.5	—	29.9	29.9
Other	17	(71.7)	(27.8)	(8.0)	(107.6)	(44.8)	(62.7)	(89.3)

Ordinary Profits	18	82.8	207.7	18.8	309.4	(155.6)	465.0	507.2

Net Extraordinary Gains (Losses)	19	(30.4)	(0.4)	(0.0)	(30.9)	(84.5)	53.5	75.1
Reversal of Reserves for Possible Losses on Loans, etc. *4	20					(68.1)	68.1	85.6
Reversal of Reserve for Possible Losses on Investments *3	21					(0.1)	0.1	0.0

Income before Income Taxes	22	52.4	207.2	18.8	278.5	(240.1)	518.6	582.4

Income Taxes	23	(32.0)	(55.2)	(0.7)	(88.0)	(8.1)	(79.9)	(135.4)

Net Income	24	20.3	152.0	18.0	190.4	(248.2)	438.7	447.0

* 1.   Certain items in expenses regarding stock transfer agency business and pension management business, which had been recorded as “General and Administrative Expenses (excluding Non-Recurring Losses)” [8] in MHTB until the previous period, have been included in “Net Fee and Commission Income” [5] as “Fee and Commission Expenses” beginning with this period, and reclassification of prior period figures has been made accordingly.

* 2.   Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of “Credit Costs for Trust Accounts” [4].

* 3.   “Reversal of Reserve for Possible Losses on Investments” [21], which had been included in “Net Extraordinary Gains (Losses)” [19] until the previous period, has been included as “Net Gains (Losses) related to Stocks” [14] beginning with this period.

* 4.   “Reversal of Reserves for Possible Losses on Loans, etc.” [20], which had been included in “Net Extraordinary Gains (Losses)” [19] until the previous period, has been presented as “Reversal of Reserves for Possible Losses on Loans, etc.” [16] beginning with this period. (Please refer to page 1-7 of this release for more information.)

Credit-related Costs	25	8.2	(4.2)	(0.6)	3.3	(18.4)	21.8	16.0

* Credit-related Costs [25] =    Expensesrelated to Portfolio Problems [15] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [10] + Reversal of Reserves for Possible Losses on Loans, etc. [16], [20] + Credit Costs for Trust Accounts [4]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	26			—	—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	27	16.0	(4.1)	0.9	12.9	(28.5)	41.4	68.4
Losses on Write-offs of Loans	28	3.0	1.9	(0.2)	4.7	20.0	(15.2)	(31.4)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	29	(9.5)	(1.7)	(1.2)	(12.5)	(8.9)	(3.5)	(15.4)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	30	—	0.0	0.0	0.0	(0.1)	0.1	0.1
Reversal of (Provision for) Reserve for Contingencies	31	—	(0.2)	(0.1)	(0.4)	(0.8)	0.4	0.4
Other (including Losses on Sales of Loans)	32	(1.3)	(0.0)	—	(1.3)	0.0	(1.4)	(6.1)
Total	33	8.2	(4.2)	(0.6)	3.3	(18.4)	21.8	16.0

3-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	Third Quarter of Fiscal 2011 (Accumulated Period)	Change	Third Quarter of Fiscal 2010 (Accumulated Period)
Net Gains (Losses) related to Stocks	(115.5)	(101.4)	(14.1)
Gains on Sales	19.2	(13.5)	32.7
Losses on Sales	(23.7)	(0.2)	(23.5)
Impairment (Devaluation)	(109.0)	(85.9)	(23.1)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0.0)	(0.1)	0.1
Gains (Losses) on Derivatives other than for Trading	(1.8)	(1.5)	(0.3)

*	Figures for Third Quarter of Fiscal 2010 include gains on Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

Mizuho Bank

	Third Quarter of Fiscal 2011 (Accumulated Period)	Change	Third Quarter of Fiscal 2010 (Accumulated Period)
Net Gains (Losses) related to Stocks	(16.0)	(8.6)	(7.3)
Gains on Sales	8.2	4.7	3.5
Losses on Sales	(0.7)	3.1	(3.9)
Impairment (Devaluation)	(23.5)	(15.9)	(7.6)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0.0)	(0.0)	0.0
Gains (Losses) on Derivatives other than for Trading	0.0	(0.6)	0.7

*	Figures for Third Quarter of Fiscal 2010 include gains on Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

Mizuho Corporate Bank

	Third Quarter of Fiscal 2011 (Accumulated Period)	Change	Third Quarter of Fiscal 2010 (Accumulated Period)
Net Gains (Losses) related to Stocks	(95.6)	(87.7)	(7.8)
Gains on Sales	9.2	(16.3)	25.5
Losses on Sales	(19.5)	(0.7)	(18.7)
Impairment (Devaluation)	(83.3)	(69.7)	(13.6)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0.0)	(0.1)	0.1
Gains (Losses) on Derivatives other than for Trading	(1.9)	(0.8)	(1.1)

*	Figures for Third Quarter of Fiscal 2010 include gains on Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

Mizuho Trust & Banking

	Third Quarter of Fiscal 2011 (Accumulated Period)	Change	Third Quarter of Fiscal 2010 (Accumulated Period)
Net Gains (Losses) related to Stocks	(3.9)	(4.9)	1.0
Gains on Sales	1.6	(1.9)	3.6
Losses on Sales	(3.4)	(2.5)	(0.8)
Impairment (Devaluation)	(2.1)	(0.3)	(1.8)
Reversal of (Provision for) Reserve for Possible Losses on Investments	0.0	0.0	(0.0)
Gains (Losses) on Derivatives other than for Trading	(0.0)	(0.0)	0.0

3-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

•	Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

CONSOLIDATED

(1) Other Securities

	(Billions of yen)
	As of December 31, 2011				As of September 30, 2011				As of March 31, 2011
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)
Other Securities	44,234.4	(168.8)	498.5	667.3	46,487.7	(157.7)	535.7	693.4	44,145.9	(0.6)	651.5	652.1
Japanese Stocks	2,232.2	(76.7)	294.7	371.5	2,299.4	(45.7)	318.1	363.8	2,640.6	205.7	456.4	250.6
Japanese Bonds	32,832.6	46.0	89.0	43.0	35,028.7	48.0	95.6	47.6	33,472.8	(11.3)	92.1	103.5
Other	9,169.5	(138.1)	114.6	252.8	9,159.5	(160.0)	121.8	281.9	8,032.4	(195.0)	102.9	297.9

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	Unrealized Gains/Losses include ¥(10.0) billion, ¥(12.4) billion and ¥(1.2) billion, which were recognized in the statement of income as of the end of December 2011, as of the end of September 2011 and as of the end of March 2011, respectively, by applying the fair-value hedge method and others.

(2) Bonds Held to Maturity

(Billions of yen)
	As of December 31, 2011				As of September 30, 2011				As of March 31, 2011
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)	1,651.7	12.8	12.8	—	1,501.6	11.9	12.0	0.1	1,202.1	6.0	7.3	1.2

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

(1) Other Securities

	(Billions of yen)
	As of December 31, 2011				As of September 30, 2011				As of March 31, 2011
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK
Other Securities	20,548.0	(60.6)	154.0	214.6	22,238.0	(54.8)	166.6	221.4	19,296.0	(44.6)	163.6	208.3
Japanese Stocks	613.1	(68.4)	65.3	133.8	633.9	(63.0)	72.4	135.5	701.5	(8.1)	96.5	104.6
Japanese Bonds	17,156.7	19.1	49.1	29.9	18,670.0	20.0	53.1	33.1	16,451.8	(1.9)	47.0	49.0
Other	2,778.0	(11.3)	39.5	50.8	2,934.0	(11.7)	41.0	52.7	2,142.7	(34.5)	20.1	54.7
MHCB
Other Securities	21,161.8	(128.3)	290.9	419.2	21,559.6	(119.4)	314.3	433.7	22,156.5	3.8	414.4	410.5
Japanese Stocks	1,428.2	(45.7)	188.2	234.0	1,469.5	(23.2)	203.8	227.0	1,711.4	154.1	304.6	150.5
Japanese Bonds	14,005.3	20.0	32.8	12.8	14,526.2	20.6	35.0	14.3	15,159.5	(15.2)	36.4	51.6
Other	5,728.3	(102.6)	69.7	172.4	5,563.8	(116.8)	75.5	192.3	5,285.5	(135.0)	73.3	208.3
MHTB
Other Securities	1,988.5	11.6	44.7	33.0	2,161.3	14.8	47.3	32.4	2,113.1	25.6	56.9	31.2
Japanese Stocks	161.6	13.2	33.3	20.0	165.7	15.6	35.2	19.5	187.2	35.7	46.3	10.6
Japanese Bonds	1,358.5	6.4	6.5	0.1	1,514.8	6.7	6.8	0.1	1,516.7	5.1	7.9	2.7
Other	468.3	(8.0)	4.8	12.8	480.6	(7.5)	5.1	12.7	409.2	(15.1)	2.6	17.8
Total
Other Securities	43,698.4	(177.3)	489.7	667.0	45,959.0	(159.3)	528.3	687.7	43,565.8	(15.2)	635.0	650.2
Japanese Stocks	2,203.1	(100.9)	286.9	387.9	2,269.3	(70.6)	311.6	382.2	2,600.1	181.7	447.5	265.8
Japanese Bonds	32,520.5	45.6	88.5	42.9	34,711.1	47.4	94.9	47.5	33,128.1	(12.1)	91.3	103.4
Other	8,974.7	(122.0)	114.1	236.1	8,978.5	(136.1)	121.7	257.9	7,837.4	(184.8)	96.1	280.9

*	In addition to securities, NCDs and certain items in other debt purchased are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the date above.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the date above.
*	Unrealized Gains/Losses include ¥4.7 billion, ¥3.9 billion and ¥11.8 billion, which were recognized as Income/Loss as of the end of December 2011, as of the end of September 2011, and as of the end of March 2011, respectively, by applying the fair-value hedge method and others.

3-4

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

(Billions of yen)
	As of December 31, 2011				As of September 30, 2011				As of March 31, 2011
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	1,650.7	12.8	12.8	—	1,500.6	11.9	12.0	0.1	1,200.6	6.0	7.3	1.2
MHCB	—	—	—	—	—	—	—	—	—	—	—	—
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	1,650.7	12.8	12.8	—	1,500.6	11.9	12.0	0.1	1,200.6	6.0	7.3	1.2

(3) Investments in Subsidiaries and Affiliates

	(Billions of yen)
	As of December 31, 2011				As of September 30, 2011				As of March 31, 2011
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	—	—	—	—	—	—	—	—	88.2	(35.6)	—	35.6
MHCB	43.9	(15.8)	—	15.8	—	—	—	—	338.0	(121.4)	—	121.4
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	43.9	(15.8)	—	15.8	—	—	—	—	426.3	(157.0)	—	157.0

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized as Income/Loss by applying the fair-value hedge method and others. They were excluded from Unrealized Gains/Losses on Other Securities.

These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount is as follows:

CONSOLIDATED

	(Billions of yen)
	As of December 31, 2011			As of September 30, 2011	As of March 31, 2011
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from September 30, 2011	Change from March 31, 2011
Other Securities	(158.8)	(13.6)	(159.4)	(145.2)	0.6
Japanese Stocks	(76.7)	(31.0)	(282.4)	(45.7)	205.7
Japanese Bonds	44.5	(1.9)	57.4	46.4	(12.9)
Other	(126.5)	19.3	65.6	(145.9)	(192.2)

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2011			As of September 30, 2011	As of March 31, 2011
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from September 30, 2011	Change from March 31, 2011
Other Securities	(182.0)	(18.6)	(154.9)	(163.3)	(27.0)
Japanese Stocks	(100.9)	(30.3)	(282.6)	(70.6)	181.7
Japanese Bonds	44.0	(1.7)	57.7	45.8	(13.7)
Other	(125.1)	13.3	69.9	(138.5)	(195.1)

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Mizuho Financial Group, Inc.

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2011			As of September 30, 2011			As of March 31, 2011
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
MHBK	70.7	85.8	(15.0)	80.3	81.6	(1.2)	83.6	76.7	6.9
MHCB	697.6	401.4	296.1	715.5	411.1	304.4	633.2	399.0	234.2
MHTB	65.3	72.1	(6.8)	65.9	73.1	(7.2)	67.4	76.0	(8.5)

Total	833.7	559.5	274.2	861.8	565.9	295.9	784.3	551.8	232.5

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

3-6

Mizuho Financial Group, Inc.

5. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

CONSOLIDATED

	(Billions of yen)
	As of December 31, 2011			As of September 30, 2011	As of March 31, 2011
		Change from September 30, 2011	Change from March 31, 2011
Consolidated
Claims against Bankrupt and Substantially Bankrupt Obligors	183.3	(12.2)	(63.9)	195.5	247.2
Claims with Collection Risk	538.9	8.9	(20.4)	530.0	559.4
Claims for Special Attention	602.3	15.2	80.2	587.1	522.1
Total	1,324.7	11.9	(4.0)	1,312.8	1,328.8
Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Claims with Collection Risk	3.0	(0.0)	(0.0)	3.0	3.0
Claims for Special Attention	—	—	—	—	—
Total	3.0	(0.0)	(0.0)	3.0	3.0
Total (Consolidated + Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	183.3	(12.2)	(63.9)	195.5	247.2
Claims with Collection Risk	542.0	8.9	(20.4)	533.1	562.5
Claims for Special Attention	602.3	15.2	80.2	587.1	522.1
Total	1,327.8	11.9	(4.0)	1,315.8	1,331.9

Note: Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

3-7

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen, %)
	As of December 31, 2011			As of September 30, 2011	As of March 31, 2011
		Change from September 30, 2011	Change from March 31, 2011
Total (Banking Account + Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	163.6	(12.1)	(67.7)	175.8	231.4
Claims with Collection Risk	534.6	14.3	(18.6)	520.3	553.2
Claims for Special Attention	482.0	12.1	58.6	469.9	423.3
Sub-total [1]	1,180.3	14.2	(27.6)	1,166.0	1,208.0
NPL ratio [1]/[2]	1.63%	(0.07)%	(0.09)%	1.70%	1.72%

Normal Claims	71,170.4	3,967.2	2,541.8	67,203.1	68,628.5

Total [2]	72,350.7	3,981.5	2,514.1	68,369.2	69,836.5

MHBK
Claims against Bankrupt and Substantially Bankrupt Obligors	117.3	(8.0)	(58.4)	125.3	175.7
Claims with Collection Risk	406.1	(0.9)	1.7	407.1	404.4
Claims for Special Attention	319.0	11.2	49.4	307.8	269.6
Sub-total [3]	842.5	2.2	(7.3)	840.2	849.8
NPL ratio [3]/[4]	2.30%	(0.15)%	(0.08)%	2.46%	2.39%

Normal Claims	35,646.0	2,435.5	942.3	33,210.4	34,703.7

Total [4]	36,488.5	2,437.7	934.9	34,050.7	35,553.5

MHCB
Claims against Bankrupt and Substantially Bankrupt Obligors	9.8	(3.0)	(7.7)	12.8	17.5
Claims with Collection Risk	110.8	14.9	(8.5)	95.9	119.4
Claims for Special Attention	147.8	(2.2)	7.8	150.1	139.9
Sub-total [5]	268.5	9.6	(8.4)	258.9	276.9
NPL ratio [5]/[6]	0.82%	(0.01)%	(0.06)%	0.83%	0.89%

Normal Claims	32,171.0	1,597.8	1,552.2	30,573.2	30,618.8

Total [6]	32,439.5	1,607.4	1,543.7	30,832.1	30,895.8

MHTB
Banking Account
Claims against Bankrupt and Substantially Bankrupt Obligors	36.5	(1.1)	(1.5)	37.6	38.0
Claims with Collection Risk	14.5	0.3	(11.7)	14.1	26.2
Claims for Special Attention	15.1	3.1	1.3	11.9	13.7
Sub-total [7]	66.1	2.3	(11.8)	63.7	78.0
NPL ratio [7]/[8]	1.94%	0.10%	(0.37)%	1.84%	2.32%

Normal Claims	3,331.5	(65.7)	48.4	3,397.2	3,283.0

Total [8]	3,397.7	(63.3)	36.6	3,461.0	3,361.0

Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Claims with Collection Risk	3.0	(0.0)	(0.0)	3.0	3.0
Claims for Special Attention	—	—	—	—	—
Sub-total [9]	3.0	(0.0)	(0.0)	3.0	3.0
NPL ratio [9]/[10]	12.41%	0.19%	0.54%	12.21%	11.86%

Normal Claims	21.7	(0.4)	(1.2)	22.1	22.9

Total [10]	24.8	(0.4)	(1.2)	25.2	26.0

Notes:	1.	Trust Account denotes trust accounts with contracts indemnifying the principal amounts.
	2.	NPL: Non-Performing Loans

3-8

Mizuho Financial Group, Inc.

6. Status of Deposits and Loans

NON-CONSOLIDATED

(1)-1 Deposits

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2011			As of September 30, 2011	As of March 31, 2011
		Change from September 30, 2011	Change from March 31, 2011
MHBK	56,576.4	369.3	315.0	56,207.1	56,261.3
MHCB	18,672.9	(933.2)	(2,775.8)	19,606.1	21,448.7
MHTB	2,169.0	11.5	(144.8)	2,157.4	2,313.8
Total	77,418.3	(552.3)	(2,605.5)	77,970.6	80,023.9

(1)-2 Domestic Deposits

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2011			As of September 30, 2011	As of March 31, 2011
		Change from September 30, 2011	Change from March 31, 2011
MHBK	56,539.9	372.9	332.7	56,166.9	56,207.2
Individual deposits	35,650.4	714.9	1,628.0	34,935.5	34,022.3
MHCB	10,169.6	(1,002.8)	(3,131.3)	11,172.4	13,300.9
Individual deposits	4.6	(5.9)	(0.2)	10.6	4.8
MHTB	2,116.4	(29.7)	(188.2)	2,146.2	2,304.6
Individual deposits	1,493.4	(25.6)	(102.2)	1,519.0	1,595.6
Total	68,826.0	(659.5)	(2,986.7)	69,485.6	71,812.8
Individual deposits	37,148.5	683.3	1,525.6	36,465.2	35,622.9

Note: Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2011			As of September 30, 2011	As of March 31, 2011
		Change from September 30, 2011	Change from March 31, 2011
MHBK	34,354.1	2,377.0	977.8	31,977.0	33,376.2
MHCB	27,613.4	1,339.7	1,245.6	26,273.7	26,367.7
MHTB	3,273.7	(68.8)	24.1	3,342.6	3,249.6
Total	65,241.3	3,647.9	2,247.6	61,593.4	62,993.7

Note:	Loans to MHFG are included as follows:
As of December 31, 2011: ¥738.8 billion (from MHBK ¥700.0 billion; from MHCB ¥38.8 billion )
As of September 30, 2011: ¥738.3 billion (from MHBK ¥700.0 billion; from MHCB ¥38.3 billion)
As of March 31, 2011: ¥741.5 billion (from MHBK ¥700.0 billion; from MHCB ¥41.5 billion)

(3) Interest Margins (Domestic Operations)

Aggregated Figures of MHBK and MHCB

		(%)
		Third Quarter of Fiscal 2011 (For the nine months)		Third Quarter of Fiscal 2010 (For the nine months)
			Change		Fiscal 2010
MHBK
Return on Loans and Bills Discounted	1	1.39	(0.08)	1.48	1.47
Cost of Deposits and Debentures	2	0.06	(0.03)	0.10	0.09
Loan and Deposit Rate Margin [1]-[2]	3	1.33	(0.04)	1.37	1.38
MHCB
Return on Loans and Bills Discounted	4	0.97	(0.07)	1.04	1.03
Cost of Deposits and Debentures	5	0.09	(0.04)	0.14	0.13
Loan and Deposit Rate Margin [4]-[5]	6	0.87	(0.02)	0.90	0.89
Total
Return on Loans and Bills Discounted	7	1.24	(0.08)	1.32	1.32
Cost of Deposits and Debentures	8	0.07	(0.04)	0.11	0.10
Loan and Deposit Rate Margin [7]-[8]	9	1.17	(0.03)	1.21	1.21

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).

            2. Deposits and Debentures include NCDs.

            (Reference) After excluding Loans to Deposit Insurance Corporation of Japan and the Japanese government

Total
Return on Loans and Bills Discounted	10	1.38	(0.08)	1.47	1.47
Loan and Deposit Rate Margin [10]-[8]	11	1.31	(0.04)	1.36	1.36

3-9